OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                      October 20, 2005                   FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2220
                                                  EMAIL: RFRIEDMAN@OLSHANLAW.COM

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Brian V. McAllister

                Re:    RESPONSE OF EVERLAST  WORLDWIDE,  INC. (THE "COMPANY") TO
                       COMMENT  LETTER  TO  FORM  10-K  FOR  FISCAL  YEAR  ENDED
                       DECEMBER  31,  2004  FILED  MARCH 28,  2005 (SEC FILE NO.
                       0-25918) AND FORM 10-Q FOR FISCAL  QUARTER ENDED JUNE 30,
                       2005 FILED ON AUGUST 10, 2005 (SEC FILE NO. 0-25918)
                       ----------------------------------------------------

Ladies and Gentlemen:

            We  acknowledge  receipt of the comment letter dated October 3, 2005 from the  Securities  and Exchange  Commission  (the  "COMMISSION  LETTER") with regards to our response  dated August 18, 2005. We have reviewed the letter with the Company and the Company's  auditors and the following  reflect the Company's responses to the Commission Letter. The section and page number references below refer to the Company's  annual report on Form 10-K (the "Annual  Report")  filed with the  Securities and Exchange  Commission  (the "SEC") on March 28, 2005 and
the  Company's  report for the fiscal  quarter  ended June 30, 2005 on Form 10-Q
(the  "Quarterly  Report")  filed with the SEC on August 10, 2005. The responses are numbered to coincide  with the  numbering of the comments in the  Commission
Letter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 7-F

            1.  After  some  follow  up  discussions  between  the Staff and the
Company's  Chief Financial  Officer,  the Company has decided to provide certain relevant segment  disclosure  information as defined in SFAS No. 131. The Annual
Report shall be amended to add the following footnote:

            23. OPERATING SEGMENTS:

                        OUR OPERATING SEGMENTS ARE EVIDENCED BY THE STRUCTURE OF
            OUR INTERNAL ORGANIZATION.  THE SEGMENTS OF APPAREL,  SPORTING GOODS
            EQUIPMENT AND LICENSING ARE DEFINED FOR OPERATIONS  PARTICIPATING IN

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

October 20, 2005

            EVERLAST  BRAND  SALES  ACTIVITY.  OUR APPAREL  AND  SPORTING  GOODS
            BUSINESSES  PREDOMINATELY  OPERATE IN ONE  GEOGRAPHIC  SEGMENT,  THE
            UNITED  STATES AND CANADA,  WHERE WE DESIGN,  MANUFACTURE  (SPORTING
            GOODS),  MARKET AND SELL  SPORTS AND FITNESS  FOOTWEAR,  APPAREL AND
            SPORTING   GOODS   EQUIPMENT.   OUR   LICENSING   SEGMENT   RECEIVES
            APPROXIMATELY 75% OF ITS REVENUES FROM DOMESTIC LICENSEES,  WITH THE
            REMAINING  LICENSING  REVENUES  RECEIVED FROM LICENSEES IN COUNTRIES
            SPREAD OVER THE GLOBE.

                        WHERE APPLICABLE,  "OTHER" REPRESENTS ITEMS NECESSARY TO
            RECONCILE THE  CONSOLIDATED  FINANCIAL  STATEMENTS,  WHICH GENERALLY
            INCLUDE  CORPORATE  ACTIVITY  AND COSTS,  TO THE  SEGMENT  FINANCIAL
            INFORMATION PROVIDED AS FOLLOWS:

  FOR THE YEAR ENDED DECEMBER 31, 2004
                                                                 Sporting
                                                  Apparel          Goods          Licensing        Other             Total

Net revenues                                   $ 13,039,000      $22,901,000      $9,059,0       $       --        $44,999,000
                                               -------------------------------------------------------------------------------

Depreciation and amortization                                                                     1,926,000          1,926,000
                                               -------------------------------------------------------------------------------

Interest and financing costs, net                                                                 1,353,000          1,353,000
                                               -------------------------------------------------------------------------------

Income (loss) before income taxes from
continuing operations                          $  1,122,000     $    437,000     $ 8,767,000     ($11,654,000)     ($ 1,328,000)
                                               ================================================================================

Identifiable Component Assets                  $  4,784,000     $ 20,362,000     $ 1,176,000      $38,434,000       $64,756,000
                                               ================================================================================

FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                 Sporting
                                                  Apparel          Goods          Licensing        Other             Total

Net revenues                                   $ 10,729,000     $22,390,000      $6,669,000        $       --       $ 39,788,000

Depreciation and amortization                                                                       1,596,000          1,596,000
                                               ---------------------------------------------------------------------------------

Interest and financing costs, net                                                                     635,000            635,000
                                               ---------------------------------------------------------------------------------

Income (loss) before income taxes from
continuing operations                          $  2,484,000      ($ 919,000)     $  6,465,000      ($10,998,000)     ($ 2,968,000)
                                               ==================================================================================

Identifiable Component Assets                  $  1,951,000     $19,142,000      $  1,081,000      $ 42,083,000      $ 64,257,000
                                               ==================================================================================

FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                 Sporting
                                                  Apparel          Goods          Licensing            Other             Total

Net revenues                                   $ 11,705,000     $24,965,000      $5,501,000        $          --     $ 42,171,000

Depreciation and amortization                                                                          1,472,000        1,472,000
                                               ----------------------------------------------------------------------------------

Interest and financing costs, net                                                                        339,000          339,000
                                               ----------------------------------------------------------------------------------

Income (loss) before income taxes from
continuing operations                          $  3,172,000     $    682,000     $5,351,000        ($  8,386,000)     $   819,000
                                               ==================================================================================

October 20, 2005

            FORM 10-Q FOR QUARTER ENDED JUNE 30

            Item 2. Management's Discussion and Analysis of Financial Condition
                    and Results of Operations, page 12
                    -----------------------------------------------------------

            2. The disclosure in "Item 2.  Management's  Discussion and Analysis
of Financial Condition and Results of Operations for the Three Months Ended June
30, 2005" on the Company's  Quarterly Report shall be amended to read as follows
(Please note that the changes are in bold and italicized):

                        Gross  profit  decreased  to $4.2  million for the three
            months  ended June 30, 2005 from $4.8  million for the three  months ended June 30, 2004.  Gross profit  decreased as a percentage of net revenues to 34% from 52%. The  decrease in gross profit  dollars and gross profit percentage was due to: HIGHER COMMODITY COSTS PRIMARILY
            DUE TO FUEL  SURCHARGES  WHICH ARE  EXPECTED TO CONTINUE IN THE NEAR
            TERM,  AN  UNFAVORABLE  CHANGE  IN SALES  MIX,  WHICH MAY OR MAY NOT
            CONTINUE IN THE  FORESEEABLE  FUTURE AND  SPECIFICALLY,  $100,000 of
            higher  freight costs  associated  with the United  States  imposing tariff and import quota  restrictions  on products  manufactured  in
            China   causing  us  to  ship  the  product  by  air  before   quota
            restrictions  went into  affect;  $230,000 in higher  promotion  and marketing  development  funds to our  customers for products sold in connection with "The Contender" reality television show, which funds were used to  markdown  out of  season  apparel  due to  programming delays the show experienced.

            ITEM 6. EXHIBITS AND CURRENT REPORTS ON FORM 8-K, PAGE 19
            ---------------------------------------------------------

            3.  Based  on a follow  up  discussion  between  the  Staff  and the
Company's  Chief  Financial  Officer,  it was concluded that the list of Current
Reports on Form 8-K are not required to be disclosed on Quarterly  Reports under the new  rules.  The  Company  will not list the  Current  Report on Form 8-K in future Form 10-Q filings.

            Please direct any questions or comments  concerning this response to
Gary J. Dailey at (212) 239-0990 or to the undersigned at (212) 451-2220.

                                          Very truly yours,

                                          /s/ Robert H. Friedman
                                          ----------------------
                                          Robert H. Friedman

cc:  George Horowitz
     Gary J. Dailey